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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	FISCAL YEAR ENDED DECEMBER 31,
	2002		2001		2000		1999		1998
	(Dollars in Thousands; percentages annualized)
Fixed Charges:
Interest Expense	7,579		317		—		—		595
Assumed intererst element in rent	427		324		104		65		23

Total fixed charges:	8,006		641		104		65		618
Preference security dividend	6,412		222		—		893		2,980

Total fixed charges and preference security dividends	14,418		863		104		958		3,598
Earnings (loss):
Income (loss) before income taxes	9,032		4,412		124,155		98,370		39,096
Fixed charges (per above)	8,006		641		104		65		618

Total earnings (loss)	17,038		5,053		124,259		98,435		39,714
Ratio of earnings to fixed charges and preference security dividends	1.2	X	5.9	X	1.194.8	X	102.8	X	11.0	X

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges